Filed pursuant to 424(b)(3)
Registration No. 333-159445

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 12 DATED NOVEMBER 29, 2011

TO THE PROSPECTUS DATED APRIL 28, 2011

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc., dated April 28, 2011 (the “Prospectus”), as supplemented by Supplement No. 10, dated October 3, 2011 and Supplement No. 11, dated November 10, 2011. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A.	To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments.”

A. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments”

The following new subsection is inserted before the subsection of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Debt Secured by Our Real Property” on page 86 of the Prospectus:

Regional Industrial Portfolio

On November 16, 2011, one of our wholly-owned subsidiaries entered into a definitive agreement to acquire a 100% fee interest in eight industrial buildings aggregating approximately 1.6 million square feet on 88.2 acres. The buildings are located in certain submarkets of Fort Lauderdale, Florida; Atlanta, Georgia; and Dallas, Texas, which we refer to collectively herein as the “Regional Industrial Portfolio.” In connection with this proposed acquisition, an agreement of purchase and sale was entered into by and between IIT Acquisitions and a group of sellers that includes Industrial Property Fund I, L.P., Industrial Property Fund II, L.P., Industrial Fund III, L.P., and Marina West, LLC. The Regional Industrial Portfolio is approximately 93% leased to 16 tenants with an average remaining lease term (based on square feet) of 4.6 years. Upon consummation of the acquisition, the lease agreements are expected to be assigned to and assumed by us, through our wholly-owned subsidiaries. Three tenants in the Regional Industrial Portfolio individually lease more than 10% of the rentable area of the Regional Industrial Portfolio, as described below:

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Sanofi-Aventis U.S., LLC, a healthcare company specializing in the research, development, and distribution of various healthcare products, leases approximately 297,000 square feet, or approximately 19% of the portfolio’s rentable area, under a lease that expires in January 2017 with two options to extend the lease for a period of five years each. The annual base rent under the lease is currently approximately $0.9 million and is subject to rent escalations of approximately 4.8% in February 2012 and an additional 3.9% in March 2012.

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Andrx Pharmaceuticals, Inc., a subsidiary of Watson Pharmaceuticals, Inc., a pharmaceutical company, leases approximately 276,000 square feet, or approximately 17% of the portfolio’s rentable area, under a lease that expires in June 2016 with two options to extend the lease for a period of five years each. The annual base rent under the lease is currently approximately $1.9 million and is subject to annual rent escalations of approximately 3.0% thereafter beginning in July 2012.

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Bunzl Distribution Southeast LLC, a distributor of food packaging, disposable supplies, and cleaning and safety products, leases approximately 229,000 square feet, or approximately 14% of the portfolio’s rentable area, under a lease that expires in June 2018 with one option to extend the lease for a period of five years. The annual base rent under the lease is currently approximately $0.4 million. The annual base rent increases to approximately $0.7 million in February 2012 and is subject to rent escalations of approximately 4.7% in February 2014 and 4.5% in February 2016.

In general, all the tenants will be responsible for paying directly or reimbursing the landlord for the real estate taxes, insurance, and repair and maintenance costs of the property.

Our management currently believes that the Regional Industrial Portfolio is suitable for its intended purpose and has no immediate plans for material renovations or other capital improvements, and the Regional Industrial Portfolio will be adequately covered by insurance. There are a number of comparable facilities in the vicinity of the Regional Industrial Portfolio that may compete with this portfolio. If acquired, the cost of the Regional Industrial Portfolio (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The total aggregate purchase price is expected to be approximately $104.5 million, exclusive of transfer taxes, due diligence expenses, and other closing costs. In connection with the execution of the purchase agreement and completion of due diligence, we deposited an amount of $2.0 million into an escrow account. Pursuant to the terms of the Advisory Agreement, we expect to pay an acquisition fee to the Advisor equal to 1.0% of the purchase price of this transaction. We plan to fund the acquisition using proceeds from this offering and debt financing. We have not yet received financing commitments for this acquisition and there can be no assurances that we will be able to secure debt financing.

The following table shows the weighted-average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the Regional Industrial Portfolio during each of the past five years ended December 31:

Year Ended December 31	Weighted-Average Occupancy	Average Effective Annual Gross Rent per Leased Square Foot (1)
2006	94%	$4.36	(2)
2007	96%	$4.39
2008	96%	$4.73
2009	89%	$4.66
2010	93%	$4.49	(2)

(1)	Average effective annual gross rent per lease square foot for each year is calculated by dividing such year’s gross total rental revenue (excluding operating expense recoveries) by the weighted-average square footage under lease during such year.
(2)	The average effective annual gross rent per leased square foot, including tenant concessions for the years ended December 31, 2006 and 2010 was $4.05 and $4.37, respectively.

The Regional Industrial Portfolio acquisition is expected to close during the fourth quarter of 2011. There is no assurance that we will be able to purchase the Regional Industrial Portfolio on the terms set forth herein or at all. The consummation of the acquisition is subject to various closing conditions to be met by the parties. If we do not close on the acquisition, there are circumstances under which we may forfeit the deposit we have funded.